Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Third Quarter 2021 Highlights

  3Q 2021 INVOICED SALES INCREASED 20.7% VS 3Q 2020 AND 15.6% VS 3Q 2019, AMID A CONTINUED DISRUPTION IN THE ENTIRE SUPPLY CHAIN
  3Q 2021 WRITTEN ORDERS SEQUENTIALLY INCREASED IN 2021: +5.2% VS 2Q 2021 AND +30.8% VS 1Q 2021
  WRITTEN ORDERS DURING FIRST 44 WEEKS OF 2021 INCREASED 23.8% VS SAME PERIOD IN 2020 AND 14.8% VS SAME PERIOD IN 2019
  3Q 2021 GROSS MARGIN OF 36.0%, INCREASING FROM 32.5% IN 3Q 2020 AND 28.7% IN 3Q 2019 DESPITE PERDURING COST INFLATION OF MATERIALS
  3Q 2021 SELLING EXPENSES OF 30.2% ON REVENUE VS 24.5% IN 3Q 2020 AND VS 29.6% IN 3Q 2019, MAINLY DUE TO THE ESCALATION IN TRANSPORTATION COSTS AND DUTIES OF €1.0 MILLION RELATED TO ANTI-DUMPING MEASURES BY CANADIAN CUSTOM ON FURNITURE IMPORT FROM VIETNAM
  3Q 2021 OPERATING LOSS OF (€0.4) MILLION, COMPARED TO A LOSS OF (€0.4) MILLION IN 3Q 2020 AND (€8.7) MILLION IN 3Q 2019
  CASH OF €54.4 MILLION AS OF SEPTEMBER 30, 2021, FROM €39.8 MILLION AS OF SEPTEMBER 30, 2020, AND €32.2 MILLION AS OF SEPTEMBER 30, 2019

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 26, 2021--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) approved today the Company’s consolidated financial results for its third quarter and nine months ended September 30, 2021.

Pasquale Natuzzi, Chairman of the Group, commented: “We continue reporting a positive demand momentum across all main geographies and results of operations during the first nine months of the year significantly improved compared to one year ago. This, in spite of a number of unexpected difficulties that limited our delivered sales. One of the most glaring examples is Vietnam. We planned to outsource a significant production share for some key US and Canadian clients. It is a matter of fact that such planned sales were altered by the spike in transportation costs, lack of availability of shipping, anti-dumping measures and, finally, a tight lockdown that, all together, brought us lower sales and orders.

The major challenge remains to ensure that our production can keep up the pace of the increasing demand. Q3 proved particularly challenging on this aspect and we are taking a series of measures to ensure to deal timely and effectively with the increasing backlog. We have been using these months, under the leadership of our new CEO, also to create the foundation of a stronger commercial organization, which was announced on Friday 12 November. I believe the new organization will significantly help us foster accountability and increase responsiveness of our commercial team. We also continue looking to integrate the capability of our executive team”.

Antonio Achille, CEO of the Group added: “We ended the quarter with two important messages. On one hand, demand for our products remains strong, as it increased sequentially compared to the prior quarters of the year and is up double-digit both versus 2020 and 2019. As we are nine months into the year, written orders continue the positive trajectory across all the main geographies of our business. Also, the quality of our sales keeps improving with 87% of invoiced sales coming from branded product compared to 79% in 2019 same period.

On the other hand, supply chain disruptions, that have characterized the business environment over the last few quarters, continue to persist as we go through the year and bear two main effects on our operations and economics.

First, the cost structure of our industrial and logistics operations was significantly affected by a generalized inflationary environment, putting our margins under pressure. In response to this, we introduced additional price increases during the 3Q. Thanks to these actions our gross margin improved to 36.0% from 32.5% and 28.7% in 2020 and 2019 third quarter, respectively, despite the headwind from material cost inflation. Due to the order-product cycle that requires, especially for overseas shipping, at least three months for an order to be produced and then delivered at the final customer’s premises, we expect such price increases to bear their full impact from the last quarter of this year. In addition, rising prices on overseas freight, especially for the Far East-North America routes, have generated €5.0 million of additional transportation costs during the quarter, which has directly affected our operating results of the quarter.

Second, the strong delay by our vendors in delivering production inputs has not allowed our factories to keep up with the robust pace of demand for our products, causing the increase in backlog by almost €21 million, or by 23%, in the third quarter compared to the end of the second quarter, leading to a total backlog of €110.4 million at the end of third quarter, most of which is concentrated in our Italian and Romanian operations. This backlog provides a baseload for our future business, but, in the short term, has had a double negative impact. On one hand, such delays have caused a lower-than-expected rate of delivered products, limiting our ability to fulfill the high third quarter demand and resulting in a lower operating leverage. Furthermore, the management of incoming orders has required that we incurred approximately €8 million of cash outlays for purchasing raw materials, semifinished goods and operational expenses that were not mirrored by the relevant revenue in the third quarter.

In order to mitigate such disruptive effects and allow an increase in the level of production, our supply chain team has been implementing a comprehensive set of initiatives with the aim of stabilizing the inflow of our production inputs, the industrial planning and, consequently, increasing the production output. These initiatives include the following:

  Secure material availability: we are working closely with our long-lead time vendors so to anticipate the shipping of supplies with respect to the scheduled week of delivery. In addition, we are selectively exploring the opportunity to strengthen the relations with our Italy-based vendors with the aim of being provided with supplies of both raw materials and semifinished goods through a more stable flow of deliveries in a general effort to shorten the overall lead times by reviewing the main routes and, whenever makes sense, to nearshoring critical elements of our productions.

  Increase our factory output: We are working in parallel on multiple fronts, with specific initiatives tailored to our main production districts.
  In Italy we have started the “Fabbrica Italia 4.0” industrial program, with the aim to improve the efficiency of the Group’s Italian operations. The “Fabbrica Italia 4.0” program pivots on two main features:
  ─ a higher integration between the single factory and vendors;
  ─ a new production system that aims at enhancing the specialization of the workflow, so to increase efficiency.
  In Romania we have increased the production capability by hiring about 60 additional workers.
  Across plants, we have set up an industrial programming system that prioritizes the completion of those written orders for which we have immediate availability of semi-finished goods, so to expedite final deliveries to customers and, therefore, the invoicing process.
  Increase strategic outsourcing: the Company is accelerating its outsourcing program in Mexico to support the acceleration of the commercial development of the North American market. On this front, we have entrusted our Chief Operations Officer, Mr. Ottavio Milano, with the execution of the outsourcing program in Mexico. We are also proceeding in setting up production agreement in Europe to increase, in a flexible manner, our ability to serve the local market and chiefly our UK distribution.

In these initial months, we continued working to create the foundation to transform our business. I am very pleased to announce you a new commercial organization that has been designed in close syntony with our Chairman.

The new organization, which has the objective to accelerate our journey to become a brand-retailer, foresees in particular the introduction of two critical roles: the Chief Brand Officers (CBO), one for Natuzzi Italia and one for Natuzzi Editions.

Natuzzi Italia and Natuzzi Editions are, in fact, increasingly pursuing a distinct but complementary development path both in terms of customer segmentation and distribution strategy and, therefore, need a separate leadership.

The CBOs will be responsible for the performance of the relevant brand both in terms of top line and margin, thus having the overall responsibility for the brand’s P&L. To allow this, the CBOs will have full responsibility for the main choices in terms of product merchandising, visual merchandising and marketing, that have a direct impact on the positioning of the brand and the customer experience. The CBO’s will interact with the Group’s Regional Managers with the aim to identify business opportunities in each market.

We also continued working on the fundaments to become a Brand Retailer and strategically move toward a more direct access to the final consumers.

In particular, our direct retail model in the US, a combination of skilled management, trained staff, proper merchandising, marketing and stocked product-based program to shorten the lead time has continued to deliver solid results also in the third quarter. We will continue to leverage on the retail experience we have been gaining in the US so to improve our in-store experience also abroad.

In addition, the store roll-out in China continues: this year, 65 new Natuzzi stores were added in this strategic market, bringing the total number of Natuzzi stores in China at 320.

We are also accelerating on the digital transformation of the Group with the launch of the new Natuzzi global website on November 26. The release of the new web-based platform is part of a wider omnichannel strategy that foresees a full integration between the digital and physical side of the business. This first release, launched simultaneously in more than one-hundred countries, will showcase both Natuzzi Italia and Natuzzi Editions collections through dedicated sections of the website. The new global website has replaced the 46 different dominions that were existing across the different geographies of our business, clearly fragmenting our ability to create impact. At its launch, the new platform offers fully operational E-commerce for US consumers focusing initially on the Natuzzi Italia collection. We are giving priority to USA market, as it offers the best potential in the e-business segment, with the aim to gradually roll it out to other key markets”.

A PERSPECTIVE ON OUR MULTI-YEAR TRANSFORMATION JOURNEY

As we approach the year-end, we believe it could be useful to share a perspective on our multi-year journey to transform the Group into a life-style brand focusing on key markets.

In light of such transformation plan, here below a recap for the 2018-2021 period:

─ The brand mix has improved: Natuzzi branded invoiced sales now represent 86.7% of our core business (sales of upholstered and other home furnishings products) from 76.4% in 2018;

─ Direct retail sales of USA located DOS almost doubled from €10.2 million in 2018 to €19.7 million in 2021; USA located DOS operating result passed from a loss of (€0.9) million to a profit of €2.3 million;

─ Gross margin has improved from 28.3% in 2018 to 36.1% in 2021, in spite of exogenous factors, such the duties on Chinese production for the USA market, Canadian antidumping measures, pandemic and, more recently, increase in raw materials and transportation costs and logistics disruption;

─ Consolidated revenue has gone above the pre-pandemic levels and available cash has significantly increased over the last few years;

─ The Group has also carried out the announced program for the disposal of non-core assets, finalized the rightsizing of the Chinese plant and started to move toward a more flexible outsourced production platform.

Year-to-September consolidated figures	2021	2020	2019	2018(1)

Revenue	311.8	228.4	286.4	313.4
YoY % change in Revenue	36.5%	(20.2)%	(8.6)%	(4.4)%

Branded sales on core-business*	86.7%	85.2%	78.5%	76.4%
* Sales of upholstered and other home furnishings products

Gross Profit	112.6	71.8	83.0	88.7
Gross Profit Margin	36.1%	31.4%	29.0%	28.3%
Operating Profit/(Loss)	4.3	(13.0)	(19.5)	(16.6)
Operating Margin	1.4%	(5.7)%	(6.8)%	(5.3)%

Direct Retail	2021	2020	2019	2018(1)
Total USA Direct Retail Revenue	19.7	11.5	15.0	10.2
Total USA Direct Retail Operating Result	2.3	(0.7)	0.8	(0.9)

	2021	2020	2019	2018(1) (2)
Group's Cash and cash equivalents (as of Sept. 30)	54.4	39.8	32.2	18.1

(1) ITAGAAP. The consolidated financial statements as at and for the year ended December 31, 2018 were the Group’s first set of consolidated financial statements prepared in accordance with IFRS

(2) As of December 31, 2018, the Group’s cash and cash equivalents amounted to €53.6 million, as a result of the €35.5 million received by the Company as net proceeds following the finalization of the Joint Venture in China, signed on July 27, 2018 with KUKA (see paragraph “Group’s Joint Venture in Greater China” in this press release)

Figures in €/million, except % data; Unaudited

3Q 2021 CONSOLIDATED REVENUE

3Q 2021 consolidated revenue amounted to €101.8 million, an increase of 20.7% from €84.4 million in 3Q 2020 and of 15.6% from €88.1 million in 3Q 2019.

Excluding “other sales” of €3.3 million, 3Q 2021 invoiced sales from upholstered and other home furnishings products amounted to €98.5 million, an increase of 23.1% compared to 3Q 2020 and of 17.7% compared to 3Q 2019.

To provide a better understanding of the different growth drivers of our operating model, invoiced sales from upholstered and other home furnishings are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Distribution

A. BRANDED/UNBRANDED BUSINESS

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi brands) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. In 3Q 2021, Natuzzi’s branded invoiced sales amounted to €84.6 million, an increase of 23.7% compared to 3Q 2020 and of 28.6% compared to 3Q 2019. During 3Q 2021, invoiced branded sales represented 85.9% of upholstered and other home furnishings sales, compared to 85.5% and 78.6% in 3Q 2020 and 3Q 2019, respectively.

As anticipated, while written order flow has sequentially increased during 2021 across main geographies, global supply chain imbalances have limited our production and logistics capability, with particular reference to the Group’s European operations, and therefore deliveries. The management remains focused on increasing production in Italy and Romania so to transform the increased backlog into more deliveries.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €13.9 million, an increase of 19.9% compared to 3Q 2020 and a decrease of 22.3% compared to 3Q 2019. The Group’s strategy is to focus on fewer selected large accounts and serve them with a more efficient go-to-market model.

B. DISTRIBUTION

As of September 30, 2021, the Group distributed its branded collections in 110 countries mainly through 616 mono-brand stores (55 DOS and 561 FOS).

We continue to expand our mono-brand store network. In August 2021, we opened the first DOS in Australia. In addition, during 3Q 2021, 38 new mono-brand franchise stores were added to our network, of which 35 located in China.

As of September 30, 2021, the Group sold its branded collections also through 567 Natuzzi galleries.

B1. Mono-brand direct retail. During 3Q 2021, direct retail invoiced sales amounted to €16.0 million, an increase of 15.0% compared to 3Q 2020 and of 19.3% compared to 3Q 2019, mainly due to the continued positive momentum in our US located DOS (+111.5% and +49.9% compared to 3Q 2020 and 3Q 2019, respectively).

B2. Mono-brand franchise (FOS). The Group also sells its branded collections through FOS. In 3Q 2021, invoiced sales from franchise stores amounted to €26.7 million, a decrease of 3.5% compared to 3Q 2020, basically due to the above-mentioned supply-chain related production constraints, and an increase of 18.7% compared to 3Q 2019. Indeed, considering the first nine months of 2021, invoiced sales generated by FOS were €94.1 million, an increase of 36.4% and of 46.0% compared to the same period in 2020 and 2019, respectively.

B3. Wholesale. The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products.

In 3Q 2021, branded invoiced sales from this channel amounted to €41.9 million, an increase of 56.0% compared to 3Q 2020 and of 40.8% compared to 3Q 2019.

In 3Q 2021, invoiced sales of unbranded products amounted to €13.9 million, an increase of 19.9% compared to 3Q 2020 and a decrease of 22.3% compared to 3Q 2019.

GROUP’S JOINT VENTURE IN GREATER CHINA

Given the relevance of the Chinese market for the Group, we herewith provide more details on our retail operations in the Region. The Group’s commercial and distribution activities in Greater China, which includes China Mainland, Hong Kong and Macau, are managed by Natuzzi Trading (Shanghai) Co., Ltd., which has become a joint venture (the “Joint Venture”) between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”), following the agreement (the “Agreements”) signed in March 2018 and finalized in July of the same year.

This Joint Venture distributes Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated and franchised operated stores in Greater China. As of October 31, 2021, there were 320 points of sales (of which 89 Natuzzi Italia and 231 Natuzzi Edition stores), up from 255 as of December 31, 2020.

Under the Agreements, the Company and Kuka own, respectively, a 49% and a 51% stake in the Joint Venture. Consequently, the Company’s former wholly-owned subsidiary, Natuzzi Trading Shanghai Co. Ltd., has been deconsolidated since July 27, 2018. As a consequence, due to the loss of control by the Company over Natuzzi Trading (Shanghai) Co. Ltd, and in accordance with IFRS accounting principles, the Company’s accounts for:

─ the sell-in generated by the Joint Venture under the consolidated revenue, and
─ the Joint Venture’s 49% result of the period under the caption “Share of profit/(loss) of equity-method investees”.

For the first nine months of 2021, the Company’s invoiced sales in Greater China were €32.8 million, up 32.2% compared to first nine months of 2020 and up 22.3% compared to the first nine months of 2019.

3Q 2021 GROSS MARGIN

In 3Q 2021, we had a gross margin of 36.0%, which increased from 32.5% in 3Q 2020 and 28.7% in 3Q 2019, mainly due to lower industrial costs, a better brand mix and a higher operating leverage.

The improvement in gross margin has been achieved despite the unprecedented spike in the cost of raw materials we have been experiencing since the end of 2020.

In order to mitigate this cost pressure on margins, we applied price increases whose impact on the top line we expect to be visible starting from the last quarter of 2021. Despite the price increase introduced in our offering, written orders in the fourth quarter-to-date continues to be positive.

We remain vigilant in finding solutions to mitigate this inflationary pressure on gross margin, as we are not yet seeing signs of a return to a more stabilized trend in the cost of materials.

3Q 2021 OPERATING EXPENSES

During 3Q 2021, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses and the impairment of trade receivables) were €37.1 million (or 36.4% on revenues), increasing from €27.9 million (or 33.0% on revenues) in 3Q 2020 and from €34.0 million (or 38.6% on revenues) in 3Q 2019.

In particular, during 3Q 2021, selling expenses were affected by €1.0 million costs related to anti-dumping measures recently imposed by Canadian customs on goods imported from Vietnam.

In addition, selling expenses were also affected by the escalation in shipping rates we have been experiencing for the last twelve months. Indeed, by comparing 3Q 2021 to 3Q 2020, transportation costs increased by €6.2 million, passing from €7.2 million in 3Q 2020 (or 8.5% on revenue) to €13.4 million in 3Q 2021 (or 13.1% on revenue), of which €5.0 million caused by rising prices on container freight. These incremental €5.0 million in transportation costs, which refer for the most part to the Far East-North American routes, were only partially offset by surcharge measures we enacted in response to it. In addition, €0.5 million of higher transportation costs were attributable to a different geographic mix in shipping, as we delivered more products through longer routes than in 3Q 2020. Shipping costs continue to remain at high levels and we do not see yet signs of significant reduction especially for the Asia-to-North America routes. As anticipated, the Company is also accelerating its outsourced production program in particular in Mexico for the North American market with the aim to overcome the current spike in overseas transportation costs and, more generally, serve the North American markets in a more efficient way.

In 3Q 2021, the Company recorded €2.0 million in other income, including €0.9 million of capital gain following the sale of a piece of land in High Point, NC, USA.

KEY RESULTS SUMMARY: FIRST NINE MONTHS OF 2021

In the first nine months of 2021, the Company reported improved results compared to the same period in 2020 and 2019:

  total revenue amounted to €311.8 million, an increase of 36.5% compared to first nine months of 2020 and of 8.9% compared to first nine months of 2019;
  total written orders amounted to €293.0 million, an increase of 23.4% and 12.6% compared to 2020 and 2019 first nine months, respectively;
  we had a gross margin of 36.1%, which increased from 31.4% in the first nine months of 2020 and 29.0% in the first nine months of 2019;
  we had an operating profit of €4.3 million, benefitting also from €3.9 million savings deriving from the adoption, mainly in Italy, of temporary public measures on the cost of labor, most of which were COVID-related. The €4.3 million operating profit for the first nine months of 2021 compares to an operating loss of (€13.0) million in first nine months of 2020, which benefitted from temporary COVID-related measures of €13.7 million, and of (€19.5) million in the first nine months of 2019; and
  we had a profit of €2.5 million, which compares to a loss of (€21.3) million in 2020 and a loss of (€26.8) million in 2019 same comparable periods.

BALANCE SHEET AND CASH FLOW

During the first nine months of 2021, the Company used €6.1 million from operating activities as a result of:

  a profit for the period of €2.5 million;
  adjustments for non-monetary items of €12.2 million, of which depreciation and amortization of €15.6 million;
  (€14.6) million of cash used mainly due to higher working capital, of which (€11.5) million of inventory and (€5.3) million of trade receivables, partially offset by trade and other payables. Notably, during 3Q 2021 operating activities provided €0.4 million of net cash mainly due to the positive contribution from inventory and trade receivable management, counterbalanced by higher payments in favor of vendors.
  interest and taxes paid of (€6.3) million.

During the first nine months of 2021, €7.9 million of cash were provided by investing activities, mainly due €4.4 million deriving from the sale of two pieces of land near the Company’s headquarters and in High Point, USA (NC), and €5.5 million deriving from the sale of one of its Italian subsidiaries, partially offset by €3.4 million invested in capital expenditures.

In the same period, €3.6 million of additional cash were generated by financing activities.

As a result, cash position as of September 30, 2021 was €54.4 million, compared to €48.2 million as of December 31, 2020.

As of September 30, 2021, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€2.4) million, compared to €0.9 million as of December 31, 2020.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2021 and 2020 on the basis of IFRS -IAS (expressed in millions Euro, except per ordinary share)

	Third Quarter ended on		Change	Percentage of revenue
	30-Sep-21	30-Sep-20%		30-Sep-21	30-Sep-20
Revenue	101.8	84.4	20.7%	100.0%	100.0%
Cost of Sales	(65.2)	(56.9)	14.5%	-64.0%	-67.5%
Gross profit	36.6	27.4	33.5%	36.0%	32.5%
Other income	2.0	1.1		1.9%	1.3%
Selling expenses, of which:	(30.8)	(20.7)	49.0%	-30.2%	-24.5%
extraordinary costs	(1.0)	─		-1.0%	0.0%
Administrative expenses, of which:	(8.1)	(7.5)	9.1%	-8.0%	-8.8%
extraordinary costs	─	─		0.0%	0.0%
Impairment on trade receivables	(0.1)	0.0		-0.1%	0.0%
Other expenses	(0.1)	(0.8)		0.0%	-1.0%
Operating profit/(loss)	(0.4)	(0.4)		-0.4%	-0.5%
Finance income	0.0	0.1		0.0%	0.1%
Finance costs	(1.9)	(1.7)		-1.9%	-2.0%
Net exchange rate gains/(losses)	(0.3)	(1.1)		-0.3%	-1.3%
Gain from disposal and loss of control of a subsidiary	─	─		0.0%	0.0%
Net finance income/(costs)	(2.2)	(2.8)		-2.2%	-3.3%
Share of profit/(loss) of equity-method investees	0.8	0.1		0.8%	0.1%
Profit/(Loss) before tax	(1.9)	(3.1)		-1.8%	-3.6%
Income tax expense	(1.5)	(1.3)		-1.4%	-1.6%
Profit/(Loss) for the period	(3.3)	(4.4)		-3.3%	-5.2%
Profit/(Loss) attributable to:
Owners of the Company	(3.6)	(4.4)
Non-controlling interests	0.3	─
Profit/(loss) per Ordinary Share	(0.07)	(0.08)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first nine months of 2021 and 2020 on the basis of IFRS-IAS (expressed in millions Euro, except per share data)

	First Nine Months ended on		Change	Percentage of revenue
	30-Sep-21	30-Sep-20%		30-Sep-21	30-Sep-20
Revenue	311.8	228.4	36.5%	100.0%	100.0%
Cost of Sales	(199.2)	(156.6)	27.1%	-63.9%	-68.6%
Gross profit	112.6	71.8	56.9%	36.1%	31.4%
Other income	5.0	3.0		1.6%	1.3%
Selling expenses, of which:	(89.7)	(62.9)	42.6%	-28.8%	-27.5%
extraordinary costs	(2.1)	─		-0.7%	0.0%
Administrative expenses, of which:	(23.4)	(21.9)	6.7%	-7.5%	-9.6%
extraordinary costs	(0.3)	─		-0.1%	0.0%
Impairment on trade receivables	(0.1)	(1.8)		0.0%	-0.8%
Other expenses	(0.1)	(1.2)		0.0%	-0.5%
Operating profit/(loss)	4.3	(13.0)		1.4%	-5.7%
Finance income	0.1	0.2		0.0%	0.1%
Finance costs	(5.2)	(4.8)		-1.7%	-2.1%
Net exchange rate gains/(losses)	(1.0)	(3.1)		-0.3%	-1.3%
Gain from disposal and loss of control of a subsidiary	4.8	─		1.5%	0.0%
Net finance income/(costs)	(1.4)	(7.6)		-0.4%	-3.3%
Share of profit/(loss) of equity-method investees	2.8	0.9		0.9%	0.4%
Profit/(Loss) before tax	5.7	(19.7)		1.8%	-8.6%
Income tax expense	(3.2)	(1.6)		-1.0%	-0.7%
Profit/(Loss) for the period	2.5	(21.3)		0.8%	-9.3%
Profit/(Loss) attributable to:
Owners of the Company	2.1	(20.8)
Non-controlling interests	0.4	(0.5)
Profit/(loss) per Ordinary Share	0.04	(0.38)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Sep-21	31-Dec-20

ASSETS
Non-current assets	177.0	184.0
Current assets	190.6	172.0
TOTAL ASSETS	367.5	356.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	80.5	74.3
Non-controlling interests	1.6	1.0
Non-current liabilities	100.6	104.0
Current liabilities	184.8	176.7
TOTAL EQUITY AND LIABILITIES	367.5	356.0

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-21	31-Dec-20

Net cash provided by (used in) operating activities	(6.1)	12.3

Net cash provided by (used in) investing activities	7.9	2.3

Net cash provided by (used in) financing activities	3.6	(5.6)

Increase (decrease) in cash and cash equivalents	5.4	9.0

Cash and cash equivalents, beginning of the year	46.1	37.8

Effect of movements in exchange rates on cash held	0.9	(0.8)

Cash and cash equivalents, end of the period	52.4	46.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-21	31-Dec-20
Cash and cash equivalents in the statement of financial position	54.4	48.2
Bank overdrafts repayable on demand	(2.0)	(2.1)
Cash and cash equivalents in the statement of cash flows	52.4	46.1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 616 mono-brand stores and 567 galleries as of September 30, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: NOVEMBER 26, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi